Exhibit 1
All references to “our,” “STATS ChipPAC,” the “Company” or “STATS” prior to the consummation of the merger of former STATS and ChipPAC refer to STATS ChipPAC Ltd. and its consolidated subsidiaries. This quarterly report on Form 6-K contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and speak only as of the date of this report. These forward-looking statements are based on our current expectations and involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in the report. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the end of each calendar quarter or calendar year, as the case may be. Our third quarter of 2006 ended on September 24, 2006, while our third quarter of 2005 ended on September 25, 2005. References to “US GAAP” are to generally accepted accounting principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

	December 25,	September 24,
	2005	2006
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$224,720	$160,198
Short-term marketable securities	17,648	46,637
Accounts receivable, net	240,990	253,983
Amounts due from affiliates	6,810	6,429
Other receivables	11,336	10,734
Inventories	79,483	108,772
Short-term restricted cash	376	—
Prepaid expenses and other current assets	26,351	26,155

Total current assets	607,714	612,908
Long-term marketable securities	17,803	15,268
Property, plant and equipment, net	1,107,031	1,201,185
Investment in equity investee	—	10,257
Intangible assets	72,780	42,278
Goodwill	522,625	522,625
Long-term restricted cash	2,232	1,133
Prepaid expenses and other non-current assets	63,197	71,009

Total assets	$2,393,382	$2,476,663

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$136,058	$157,450
Payables related to property, plant and equipment purchases	79,425	32,262
Accrued operating expenses	96,932	107,965
Income taxes payable	2,235	5,094
Short-term borrowings	16,891	6,654
Amounts due to affiliates	62	38
Current obligations under capital leases	7,091	5,483
Current installments of long-term debts	18,651	65,813

Total current liabilities	357,345	380,759
Obligations under capital leases, excluding current installments	3,680	—
Long-term debts, excluding current installments	775,425	751,889
Other non-current liabilities	66,611	75,104

Total liabilities	1,203,061	1,207,752
Minority interest	48,669	55,337
Share capital:
Ordinary shares — 2005: Authorized 3,200,000,000 shares, par value S$0.25; 2006: Unlimited shares with no par value; Issued ordinary shares —1,976,292,025 and 1,999,776,572, respectively	303,052	1,842,663
Additional paid-in capital	1,517,118	—
Accumulated other comprehensive loss	(8,572)	(7,676)
Accumulated deficit	(669,946)	(621,413)

Total shareholders’ equity	1,141,652	1,213,574

Total liabilities and shareholders’ equity	$2,393,382	$2,476,663

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 25,	September 24,	September 25,	September 24,
	2005	2006	2005	2006
Net revenues	$301,298	$397,109	$799,790	$1,200,951
Cost of revenues	(250,588)	(318,185)	(688,877)	(958,628)

Gross profit	50,710	78,924	110,913	242,323

Operating expenses:
Selling, general and administrative	34,034	30,707	100,041	110,332
Research and development	6,243	7,632	18,721	22,514
Restructuring charges	—	1,938	830	1,938

Total operating expenses	40,277	40,277	119,592	134,784

Operating income (loss)	10,433	38,647	(8,679)	107,539

Other income (expense), net:
Interest income	1,822	974	4,210	3,783
Interest expense	(10,970)	(11,770)	(31,088)	(34,689)
Foreign currency exchange gain (loss)	880	(593)	560	(1,057)
Equity income from investment in equity investee	—	128	—	128
Other non-operating income (expense), net	227	453	(1,160)	1,022

Total other income (expense), net	(8,041)	(10,808)	(27,478)	(30,813)

Income (loss) before income taxes	2,392	27,839	(36,157)	76,726
Income tax expense	(1,247)	(7,137)	(3,545)	(20,266)

Income (loss) before minority interest	1,145	20,702	(39,702)	56,460
Minority interest	(2,156)	(2,205)	(3,491)	(7,927)

Net income (loss)	$(1,011)	$18,497	$(43,193)	$48,533

Basic net income (loss) per ordinary share	$(0.00)	$0.01	$(0.02)	$0.02
Diluted net income (loss) per ordinary share	$(0.00)	$0.01	$(0.02)	$0.02
Basic net income (loss) per ADS	$(0.01)	$0.09	$(0.22)	$0.24
Diluted net income (loss) per ADS	$(0.01)	$0.09	$(0.22)	$0.23
Ordinary shares (in thousands) used in per ordinary share calculation:
— basic	1,968,330	1,993,778	1,957,175	1,987,707
— diluted	1,968,330	2,161,980	1,957,175	2,158,626
ADS (in thousands) used in per ADS calculation:
— basic	196,833	199,378	195,717	198,771
— diluted	196,833	216,198	195,717	215,863

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars
(Unaudited)

	Nine Months Ended
	September 25,	September 24,
	2005	2006
Cash Flows From Operating Activities
Net income (loss)	$(43,193)	$48,533
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	188,473	202,468
Amortization of leasing prepayments	19,750	7,021
Debt issuance cost amortization	1,389	1,683
(Gain) loss on sale of property, plant and equipment	(40)	1,123
Accretion of discount on convertible notes	5,802	4,934
Loss from repurchase and redemption of convertible notes	1,653	—
Foreign currency exchange (gain) loss	(337)	342
Share-based compensation expense	589	10,662
Deferred income taxes	3,294	16,154
Minority interest in income of subsidiary	3,491	7,927
Equity income from investment in equity investee	—	(128)
Others	295	3,165
Changes in operating working capital:
Accounts receivable	(52,604)	(12,993)
Amounts due from affiliates	(3,538)	381
Inventories	(4,738)	(29,289)
Other receivables, prepaid expenses and other assets	4,038	(1,159)
Accounts payable, accrued operating expenses and other payables	46,596	37,261
Amounts due to affiliates	(52)	(24)

Net cash provided by operating activities	170,868	298,061

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$10,765	$34,417
Proceeds from maturity of marketable securities	787	13,774
Purchases of marketable securities	(26,901)	(74,810)
Investment in equity investee	—	(10,154)
Acquisition of intangible assets	(2,608)	(4,829)
Purchases of property, plant and equipment	(152,003)	(341,639)
Others, net	2,014	7,319

Net cash used in investing activities	(167,946)	(375,922)

Cash Flows From Financing Activities
Repayment of short-term debts	$(124,006)	$(34,262)
Repayment of long-term debts	(25,687)	(16,056)
Proceeds from issuance of shares, net of expenses	13,519	11,940
Proceeds from issuance of senior notes, net of expenses	146,620	—
Repurchase and redemption of convertible notes	(167,263)	—
Proceeds from bank borrowings	152,550	58,077
(Increase) decrease in restricted cash	(1,490)	1,475
Capital lease payments	(10,013)	(5,288)
Distribution to minority interest in subsidiary	—	(2,542)
Contribution by minority interest in subsidiary	4,116	—

Net cash provided by (used in) financing activities	(11,654)	13,344

Net decrease in cash and cash equivalents	(8,732)	(64,517)
Effect of exchange rate changes on cash and cash equivalents	(678)	(5)
Cash and cash equivalents at beginning of the period	227,509	224,720

Cash and cash equivalents at end of the period	$218,099	$160,198

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended September 24, 2006
(Unaudited)
Note 1:   Interim Statements
      The consolidated balance sheet of STATS ChipPAC Ltd.’s (“STATS ChipPAC” or the “Company,” or “STATS” prior to the consummation of the merger) as of December 25, 2005, which has been derived from audited consolidated financial statements, and the unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”), but condense or omit certain information and note disclosures normally included in annual financial statements. In the opinion of management of STATS ChipPAC, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 25, 2005 included in STATS ChipPAC’s 2005 Annual Report on Form 20-F. The accompanying condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
      The Company predominantly utilizes the U.S. Dollar as its functional currency. The Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), designates the New Taiwan Dollar as its functional currency. Where the functional currency is other than the Company’s U.S. Dollar reporting currency, it is translated into U.S. Dollars using exchange rates prevailing at the period end for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders’ equity.
      On August 5, 2004, STATS and ChipPAC, Inc. (“ChipPAC”) consummated the merger and ChipPAC became a wholly-owned subsidiary of STATS. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share, owned by such stockholder. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd.
      In 2005, a subsidiary, STATS ChipPAC, Inc. (formerly known as ST Assembly Test Services, Inc.) was merged into ChipPAC. The surviving entity was renamed STATS ChipPAC, Inc.
      In 2005, Winstek issued 10,555,556 shares of its capital stock, par value NT$10, in a public offering in Taiwan at an offering price of NT$12.80 per share. The shares of Winstek are listed on the Taiwan over-the-counter securities market. The Company recognized the gain of $0.06 million on the resulting dilution of interest within shareholders’ equity. The Company owned approximately 52% of Winstek as of September 24, 2006.
      Certain reclassifications have been made to prior period amounts to conform with classifications used in the current quarter.
      The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period. Our quarterly and fiscal year reporting periods end on the Sunday nearest to the end of each calendar quarter or calendar year, as the case may be. The third quarter of 2006 ended on September 24, 2006, while the third quarter of 2005 ended on September 25, 2005.
Recent Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” amends SFAS No. 95, "Statement of Cash Flows,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all share awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, companies are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) is effective for annual periods beginning after June 15, 2005, which is the Company’s first quarter of fiscal 2006. In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB 107”). SAB 107 provides the SEC staff position regarding the application of SFAS 123(R). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, as well as provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions.
      The adoption of SFAS 123(R) had a material impact on our consolidated financial statements for the three and nine months ended September 24, 2006, and is expected to continue to materially impact our financial statements in the foreseeable future. See note below for more information on the impact of the adoption of SFAS 123(R).
      In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for fiscal year beginning after December 15, 2006. The Company is currently evaluating the impact, if any, that FIN 48 will have on the consolidated financial statements.
      In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on the Company’s consolidated financial statements.
      In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The Company is currently evaluating the impact, if any, that SFAS 158 will have on the Company’s consolidated financial statements.
Share-Based Compensation
      The Company adopted the provisions of SFAS 123(R) on December 26, 2005, which requires the measurement of share-based compensation expense for all share-based payment awards made to employees and directors including employee share options and employee share purchases right based on estimated fair value. Prior to December 26, 2005, the Company measured share-based employee compensation expense in accordance with the intrinsic method of APB No. 25, Accounting for Stock Issued to Employees” (“APB 25”), and its related interpretations, and includes pro forma information in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” In the Company’s pro forma information, the Company accounted for forfeitures as they occurred.
      The Company has elected to adopt the modified-prospective transition method permitted by SFAS 123(R) and accordingly prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). The modified-prospective transition method requires that share-based compensation expense be recorded for (a) any share-based payments granted through, but not yet vested as of December 25, 2005 based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) any share-based payments granted subsequent to December 25, 2005, based on the grant-date fair value estimated, and adjusted for estimated forfeitures. For share option awards, the Company continued to recognize compensation expense on a graded vesting basis over the requisite service period of the award. The impact of recording share-based compensation expense related to share options and employee share purchase rights as a result of the adoption of SFAS 123(R) was as follows (in thousands):

	Three Months Ended	Nine Months Ended
	September 24,	September 24,
	2006	2006
Cost of revenues	$1,387	$4,530
Selling, general and administrative	1,651	4,884
Research and development	396	1,248

	$3,434	$10,662

      As a result of adopting SFAS 123(R), the Company’s net income for the three and nine months ended September 24, 2006 was $3.4 million and $10.4 million lower than if it had continued to account for share-based compensation under APB 25.
      If the Company had not adopted SFAS 123(R), basic earnings per share for the three and nine months ended September 24, 2006 would have been $0.01 and $0.03, respectively, compared to reported basic earnings per share of $0.01 and $0.02, respectively. This is equivalent to $0.11 and $0.30 per ADS for the three and nine months ended September 24, 2006, respectively, compared to reported basic earnings per ADS of $0.09 and $0.24, respectively. Diluted earnings per share for the three and nine months ended September 24, 2006 would have been $0.01 and $0.03 respectively, as compared to reported diluted earnings per share of $0.01 and $0.02, respectively. This is equivalent to $0.10 and $0.28 per ADS for the three and nine months ended September 24, 2006, respectively, compared to reported diluted earnings per ADS of $0.09 and $0.23, respectively.
      The Company estimates the grant-date fair value of employee share purchase rights granted prior to August 15, 2006 and share options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility is based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurates with the estimated expected term of the Company’s share options. The estimated term of the Company’s share options is derived from historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
      The terms of the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”) for the purchase period which commenced on August 16, 2006 and ends on February 14, 2007 were based on the changes approved by the shareholders in April 2006. For these employee share purchase rights, the total number of shares to be purchased under the plan and the Company matching of up to 20% of the contribution of the ESPP participants, by transferring or issuing shares or providing cash contribution for the purchase of shares, can vary as the purchase price per share is determined based on the fair market value at the end of the purchase period. Therefore the final measure of compensation cost for these rights is determined at the end of the purchase period, on which the number of shares an employee is entitled and the purchase price are determinable. The Company calculates estimated compensation cost as of the balance sheet date prior to the end of the purchase period based on the current estimation of the number of shares and the level of contribution, as determined in accordance with the terms of the ESPP.
      SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. For the three and nine months ended September 24, 2006, the windfall tax benefit realized from exercised employee share options was insignificant.

      The following table illustrates the pro forma amounts (in thousands, except per ordinary share and per ADS data) if the Company had applied the fair value recognition provisions of SFAS 123 to share-based compensation for the three and nine months ended September 25, 2005:

	Three Months Ended	Nine Months Ended
	September 25,	September 25,
	2005	2005
Net loss as reported	$(1,011)	$(43,193)
Add: Total share-based employee compensation expenses included in reported net loss, net of related tax effects	141	589
Deduct: Total share-based employee compensation expenses determined under fair value method for all awards, net of related tax effects	(3,654)	(13,958)

Pro forma net loss	$(4,524)	$(56,562)

Basic and diluted net loss per share:
As reported	$(0.00)	$(0.02)
Pro forma	$(0.00)	$(0.03)
Basic and diluted net loss per ADS:
As reported	$(0.01)	$(0.22)
Pro forma	$(0.02)	$(0.29)
      The assumptions used to estimate the fair value of share options granted for the three and nine months ended September 25, 2005 and September 24, 2006 are as follows:

	Three Months Ended		Nine Months Ended
	September 25,	September 24,	September 25,	September 24,
	2005	2006	2005	2006
Expected term	9 years	5 years	5 to 9 years	3 to 7 years
Dividend yield	0.0%	0.0%	0.0%	0.0%
Risk free interest rate	2.7% to 2.8%	3.2% to 3.3%	2.6% to 2.9%	3.0% to 3.4%
Weighted average volatility	56.0%	38.1%	56.6%	39.1%
      The assumptions used to estimate the fair value of employee share purchase rights granted prior to August 15, 2006 for the three months ended September 25, 2005, and the nine months ended September 25, 2005 and September 24, 2006 are as follows:

	Three Months Ended	Nine Months Ended
	September 25,	September 25,	September 24,
	2005	2005	2006
Expected term	0.5 years	0.5 years	0.5 years
Dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	1.9%	1.6% to 1.9%	2.7%
Weighted average volatility	38.0%	39.4%	35.4%
      As of September 24, 2006, there was $11.5 million of unrecognized share-based compensation expenses related to approximately 55.1 million of unvested share option awards net of $0.7 million of estimated share option award forfeitures. This cost is expected to be recognized over a weighted-average period of 1.7 years.

      The following table summarizes share option activity during the nine months ended September 24, 2006:

		Weighted Average	Aggregate Intrinsic
	Options	Exercise Price	Value
	(In thousands)		(In thousands)
Options outstanding at December 25, 2005	124,175	$1.01
Granted	16,498	0.68
Lapsed and forfeited	(12,395)	1.15
Exercised	(3,239)	0.39

Options outstanding at September 24, 2006	125,039	$0.97	$5,346

Exercisable at September 24, 2006	69,959	$1.21	$3,638

      The aggregate intrinsic value in the table above is based on the difference between the market price and the price payable by option holders to exercise their options. During the three and nine months ended September 24, 2006, the total amount of cash received from the exercise of share options were $0.2 million and $1.3 million, respectively.
      The following table summarizes information about share options outstanding at September 24, 2006:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
Range of	Number	Remaining	Average	Number	Remaining	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Contractual	Exercise
Prices	9/24/2006	Life	Price	9/24/2006	Life	Price
	(In thousands)			(In thousands)
$0.14 to $0.15	117	3.1 years	$0.15	117	3.1 years	$0.15
$0.21 to $0.29	10,202	5.9 years	$0.27	7,640	5.7 years	$0.26
$0.32 to $0.47	4,300	4.5 years	$0.43	4,269	4.5 years	$0.43
$0.53 to $0.89	71,221	7.2 years	$0.69	23,340	6.1 years	$0.76
$0.91 to $1.09	1,734	5.3 years	$0.96	1,264	4.5 years	$0.97
$1.16 to $1.66	29,617	5.4 years	$1.38	25,481	5.2 years	$1.41
$2.01 to $2.61	2,817	3.2 years	$2.06	2,817	3.2 years	$2.06
$3.99	5,031	3.6 years	$3.99	5,031	3.6 years	$3.99

	125,039	6.3 years		69,959	5.3 years

      Total grant-date fair value of share options that vested during the three and nine months ended September 24, 2006 was $2.7 million and $12.6 million, respectively. Total intrinsic value of share options exercised during the three and nine months ended September 24, 2006 was $0.2 million and $0.9 million, respectively. For the three and nine months ended September 24, 2006, the value of the shares issued for ESPP purchases was $5.2 million and $10.6 million, respectively. During the three and nine months ended September 24, 2006, the employees contributed $4.3 million and $9.3 million, respectively, to the ESPP.
Share Repurchase Program
      The Companies (Amendment) Act 2005 of Singapore was made effective on January 30, 2006. As a result of these amendments, a Singapore company can now repurchase shares out of capital, as well as from distributable profits, and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled. In light of these amendments, the implementation of a share repurchase program and the amendment of the employee share plans were contemplated to, among other things, allow the Company the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) to eligible plan participants.
      At the annual general meeting in April 2006, the Company’s shareholders approved the repurchase of up to approximately 50 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied.
Share Options and Incentive Plans
      In April 2006, the Company’s shareholders authorized the Company to issue restricted share units of the Company in respect of ordinary shares of the Company and grant performance shares under the STATS ChipPAC Ltd. Restricted Share Plan (“RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (“PSP”), respectively.

      STATS ChipPAC RSP. Under the RSP, the Company is permitted to grant Restricted Share Units (“RSUs”) to eligible participants. The RSP is intended to replace the STATS ChipPAC Ltd. Share Option Plan, as amended, by 2007. The RSUs are share awards that entitle the grantee to ordinary shares of the Company as the award vests in accordance with a schedule determined by the Board of Directors. The unvested portions of the RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSU has no rights as a shareholder with respect to any ordinary shares covered by the RSP until such ordinary shares have been issued or transferred pursuant to the terms of the RSP.
      STATS ChipPAC PSP. The PSP is intended to supplement the Company’s long term compensation strategy of senior level employees, under which the number of ordinary shares ultimately received by the employee depends on Company’s performance against specified targets over a period of time to be determined by the Board of Directors. The ordinary shares covered by a grant under the PSP shall vest in accordance with a schedule determined by the Board of Directors. A grantee of any ordinary shares under the PSP has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s PSP award until such ordinary shares have been issued or transferred pursuant to the terms of the PSP.
      The number of ordinary shares that may be issued under the STATS ChipPAC RSP and the STATS ChipPAC PSP may not exceed, in the aggregate, 50 million and 15 million ordinary shares of the Company, respectively.
      STATS ChipPAC Ltd. Share Option Plan, as amended (“STATS ChipPAC Option Plan”). In April 2006, the shareholders approved the resolution to limit the aggregate number of ordinary shares that may be issued under the STATS ChipPAC Option Plan to not exceed 198 million ordinary shares (subject to adjustment under the plan), including the 80 million ordinary shares subject to the STATS ChipPAC Ltd. Substitute Purchase and Option Plan (“Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the “Substitute EIP”). The purpose of the STATS ChipPAC Option Plan is to offer selected individuals an opportunity to acquire or increase an ownership interest in the Company through the grant of options to purchase ordinary shares. Options granted under the STATS ChipPAC Option Plan may be either nonqualified options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code. The options typically vest over a four-year period. Option periods may not exceed 10 years from the date of grant.
      STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (“ESPP”). In April 2006, changes to the terms of the ESPP were approved by the shareholders. The Company eliminated the provision that the purchase price of the shares to be purchased under the ESPP be determined on the lower of the fair market value at the beginning or the end of the specified purchase period, and instead of providing for a 15% discount on the purchase price, the Company may match up to 20% of the contributions of the ESPP participants by transferring or issuing shares or providing cash contribution for the purchase of shares. The employees may acquire newly issued shares, existing shares (including treasury shares) or shares acquired on the open market. As a result of these changes, the ESPP no longer qualifies under Section 423 of the United States Internal Revenue Code. The maximum aggregate of ordinary shares that may be issued under the ESPP has been revised to not exceed 92 million ordinary shares of the Company.

Other Comprehensive Income (Loss)
      The components of accumulated other comprehensive loss on December 25, 2005 and September 24, 2006 comprised the following (in thousands):

	December 25,	September 24,
	2005	2006
Currency translation loss	$(8,320)	$(7,856)
Unrealized gain on hedging instruments	775	1,273
Unrealized loss on available-for-sale marketable securities	(1,027)	(1,093)

	$(8,572)	$(7,676)

      Comprehensive income (loss) for the three and nine months ended September 25, 2005 and September 24, 2006 were as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 25,	September 24,	September 25,	September 24,
	2005	2006	2005	2006
Net income (loss)	$(1,011)	$18,497	$(43,193)	$48,533
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale marketable securities	(216)	509	73	(135)
Realized (gain) loss on available-for-sales marketable securities	—	69	—	69
Unrealized gain (loss) on hedging instruments	(1,098)	245	(732)	1,898
Realized gain on hedging instruments included in net income (loss)	(158)	(217)	(3,234)	(1,400)
Foreign currency translation adjustment	(2,277)	(630)	(2,169)	464

Comprehensive income (loss)	$(4,760)	$18,473	$(49,255)	$49,429

Hedging Instruments
      The Company records all derivatives as either assets or liabilities in the consolidated financial statements and measures those instruments at fair value. Changes in fair values of derivative financial instruments will be reported in earnings or other comprehensive income depending on whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the assets or liabilities hedged.
      The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. The programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements. At September 24, 2006, the Company has a series of foreign currency forward contracts with total contract value of approximately $132 million to hedge the operating expenses denominated in Singapore Dollars, South Korean Won and Malaysian Ringgit in order to limit the fluctuations in these foreign currency exchange rates against the U.S. Dollar. These forward contracts qualify for cash flow hedge accounting as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” At September 24, 2006, the Company had realized and unrealized gain of $1.4 million and $1.9 million, respectively, on its foreign currency forward contracts qualifying as cash flow hedges. The duration of these instruments are generally less than 12 months.

Note 2:   Selected Balance Sheet Accounts
      The components of inventories were as follows (in thousands):

	December 25,	September 24,
	2005	2006
Raw materials	$63,079	$92,595
Work-in-progress	15,727	15,260
Finished goods	677	917

	$79,483	$108,772

      Prepaid expenses and other current assets consist of the following (in thousands):

	December 25,	September 24,
	2005	2006
Leasing prepayments	$10,054	$431
Other prepayments and assets	9,543	18,590
Deferred income tax assets	1,425	2,655
Loans to vendors	5,329	4,479

	$26,351	$26,155

      Prepaid expenses and other non-current assets consist of the following (in thousands):

	December 25,	September 24,
	2005	2006
Leasing prepayments	$2,623	$—
Deferred income tax assets	38,879	24,692
Other deposits	289	290
Loans to vendors	8,441	5,294
Debt issuance cost, net of accumulated amortization of $3,026 and $4,708	10,895	10,214
Assets held for sale	—	27,008
Others	2,070	3,511

	$63,197	$71,009

      Included in current and non-current loan to vendors are amounts of $5.0 million and $15.0 million extended by the Company in June 2003 and January 2004, respectively, to a vendor to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The loans of $5.0 million and $15.0 million are repayable by quarterly installments of $0.4 million and $0.9 million up to June 2007 and December 2008, respectively. During the nine months ended September 24, 2006, $4.0 million was repaid.
      In June 2006, the Company announced an agreement to sell assembly and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35.0 million payable over 4 years and a performance-based contingent earn-out of $5.0 million. As a result of the planned transfer of these assets to ANST, the Company has separately classified the related assets of $28.5 million to assets held for sale, a component of other non-current assets. During the three months ended September 24, 2006, $1.5 million of the related assets have been transferred to ANST and $0.3 million of gain has been recognized for three and nine months ended September 24, 2006. In addition to the transfer of assets, the Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis until December 2009.
      Also in June 2006, the Company acquired a 25% shareholding in Micro Assembly Technologies Limited, which wholly-owns ANST, for $10.2 million.
      Restricted cash comprised of time deposits and government bonds held in connection with foreign regulatory requirements and as collateral for bank loans. At September 24, 2006 and December 25, 2005, there were $nil and $0.4 million of short-term restricted cash and $1.1 million and $2.2 million of long-term restricted cash, respectively.

      Property, plant and equipment consist of the following (in thousands):

	December 25,	September 24,
	2005	2006
Cost:
Freehold land	$5,857	$5,923
Land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	170,206	229,381
Equipment	1,660,504	1,845,293

Total cost	$1,856,431	$2,100,461
Total accumulated depreciation	$(749,400)	$(899,276)

Property, plant and equipment, net	$1,107,031	$1,201,185

      Intangible assets consist of the following (in thousands):

	December 25, 2005			September 24, 2006
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(1,558)	$6,142	$7,700	$(2,383)	$5,317
Technology and intellectual property	32,000	(4,533)	27,467	32,000	(6,933)	25,067
Customer relationships	99,300	(70,338)	28,962	99,300	(99,300)	—
Software, licenses and others	18,528	(8,319)	10,209	23,289	(11,395)	11,894

	$157,528	$(84,748)	$72,780	$162,289	$(120,011)	$42,278

      Amortization expense for intangible assets is summarized as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 25,	September 24,	September 25,	September 24,
	2005	2006	2005	2006
Tradenames	$275	$275	$825	$825
Technology and intellectual property	800	800	2,400	2,400
Customer relationships	12,412	4,136	37,237	28,962
Software, licenses and others	954	885	3,097	3,076

	$14,441	$6,096	$43,559	$35,263

      Intangible assets are generally being amortized over estimated useful lives of two to ten years. Estimated future amortization expense is summarized as follows (in thousands):

September 25, 2006 to December 31, 2006	$1,941
2007	7,285
2008	6,733
2009	5,901
2010	4,910
Thereafter	15,508

Total	$42,278

Note 3:   Lines of Credit and Other Borrowings
      As of September 24, 2006, the Company’s total debt outstanding consisted of $829.8 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $31.5 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008, and other long-term and short-term borrowings.
      The Company has lines of credit with Shin Han Bank, Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea with credit limits of $25.0 million, $5.0 million and $14.0 million, respectively. The lines of credit bore interest at rates ranging from 5.0% to 6.3% per annum, respectively, during the nine months ended September 24, 2006. As of September 24, 2006, $6.7 million was borrowed against these lines of credit and $37.3 million of unutilized facilities were available. The agreements for these facilities are subject to an annual review by the lenders for their continued use.
      The Company has a line of credit with Citibank, N.A. for $20.0 million. As of September 24, 2006, $4.4 million and $0.5 million were utilized in the form of bank guarantees and letters of credit, respectively, against this facility and $15.1 million of unutilized facility was available. Interest on any future borrowings under the unutilized facilities will be charged at the bank’s prevailing rate.
      The Company has two separate overdraft lines of credit with Korean Exchange Bank and Shin Han Bank, with credit limits of 1.0 billion South Korean Won (approximately $1.1 million at September 24, 2006) and 2.0 billion South Korean Won (approximately $2.1 million at September 24, 2006), respectively. During the nine months ended September 24, 2006, no borrowings were made against either of these lines of credit. Both agreements are subject to an annual review by Korean Exchange Bank and Shin Han Bank for the continued use of the credit line facilities.
      The Company also has a line of credit with Southern Bank Bhd in Malaysia with a credit limit of $0.5 million per borrowing at the interest rate of 7.3% per annum. It is available for general corporate purposes. During the nine months ended September 24, 2006, the Company did not use this line of credit and there was no outstanding balance on this facility.
      The Company’s South Korean subsidiary had in 2004 entered into a master capital lease agreement with a third party to acquire equipment of approximately $20.9 million, of which aggregate principal of $5.5 million was outstanding as of September 24, 2006. Under terms of the agreement, the Company is required to repay monthly installments of approximately $0.2 million for each of the three scheduled equipment purchase over a period of 36 months commencing June 4, 2004, June 29, 2004 and August 6, 2004, respectively.
      In June 2006, the Company obtained a term loan facility of $25.0 million from Hana Bank, of which $12.0 million was outstanding as of September 24, 2006. The term loan facility bore interest rates ranging from 6.7% to 6.9% per annum. The principal and interest on the loan is repayable in eight equal quarterly installments commencing September 1, 2007. As of September 24, 2006, $0.6 million was placed as restricted deposit with the bank.
      The Company previously had a term loan facility of $15.0 million from Hana Bank. In connection with the $25.0 million term loan facility described above, this facility limit was revised from $15.0 million to $5.0 million in June 2006. As of September 24, 2006, $2.8 million was outstanding. The term loan facility bore interest rate of 7.6% to 7.7% per annum. The principal and interest on the loan is repayable in eight equal quarterly installments commencing November 29, 2006.
      The Company established a syndicated 3-year revolving line of credit of $125.0 million in August 2006. The line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The facility will be used to fund working capital requirements and for general corporate purposes. As of September 24, 2006, the Company did not use this line of credit and there was no outstanding balance on this facility.
      Winstek has a NT$1.8 billion ($54.7 million) floating rate New Taiwan dollar term loan facility with a syndicate of lenders, with Mega Bank (formerly known as Chiao Tung Bank) as the agent bank. As of September 24, 2006, Winstek has drawn down NT$1.6 billion ($49.9 million) under the loan, which is repayable in eight equal installments commencing February 27, 2006 and ending on August 27, 2009. The interest rate on the loan was 3.5% per annum and interest on the loan is payable on a monthly basis.
      In August 2006, Winstek secured another floating rate New Taiwan dollar term loan facility of NT$3.6 billion ($109.4 million) with a syndicate of lenders, with Taishin bank as the agent bank. The loan drawdowns must be made within 24 months from the date of first drawdown, not to be later than February 18, 2007. As of September 24, 2006, Winstek has not utilized the term loan facility and there was no outstanding balance on this facility.
      Additionally, Winstek has NT$1.8 billion (approximately $54.7 million at September 24, 2006) of other bank and credit facilities from various banks and financial institutions, of which $21.6 million borrowings was outstanding as of September 24, 2006. These credit facilities have varying interest rates ranging from 1.7% to 3.6% per annum and maturities ranging from 2006 through 2012.
Note 4:   Earnings Per Share
      Basic earnings per share (“EPS”) is computed by dividing net income (loss) available to shareholders (numerator) by the weighted average number of ordinary shares outstanding (denominator) during the period. Diluted EPS is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes. Under the treasury stock method, the amount the employee must pay for exercising share options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in share capital when the award becomes deductible are assumed to be used to repurchase ordinary shares. The if-converted method is performed on each convertible notes independently to determine the dilutive or anti-dilutive effect of the convertible notes. The if-converted method adds back to the net income or loss the associated debt issuance amortization and interest expense, net of tax effect, and divides the resulting adjusted net income or loss by the total weighted average number of ordinary shares including the potentially dilutive ordinary shares assumed by conversion of the convertible notes. The number of contingently issuable ordinary shares to be included in dilutive EPS computation is based on the number of ordinary shares, if any, that would be issuable under the terms of the arrangement if the end of the reporting period were the end of the contingency period assuming the result would be dilutive.
      The Company excluded certain potentially dilutive securities for each period presented from its diluted earnings per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net loss for the period, and therefore these securities were anti-dilutive.
      A summary of the excluded potentially dilutive securities outstanding as of September 25, 2005 and September 24, 2006 follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 25,	September 24,	September 25,	September 24,
	2005	2006	2005	2006
Convertible notes	287,999	126,128	287,999	126,128
Share options	113,332	110,429	113,332	109,708
      The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below (in thousands):

	Three Months Ended		Nine Months Ended
	September 25,	September 24,	September 25,	September 24,
	2005	2006	2005	2006
Net income (loss)	$(1,011)	$18,497	$(43,193)	$48,533
Adjusted net income (loss)	$(1,011)	$19,060	$(43,193)	$50,221
Weighted average number of ordinary shares outstanding (basic)	1,968,330	1,993,778	1,957,175	1,987,707
Weighted average dilutive shares from share plans	—	6,331	—	9,048
Weighted average dilutive convertible notes	—	161,871	—	161,871

Weighted average number of ordinary and equivalent ordinary shares outstanding (diluted)	1,968,330	2,161,980	$1,957,175	2,158,626

Note 5:   Share Capital
      Effective January 30, 2006, the Company was subjected to the amendments promulgated under the Companies (Amendment) Act 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect the actual number of ordinary shares issued and the paid capital of the Company. As a result of the abolition of the ordinary share par value, the balance of the additional paid-in capital amounting to $1.5 billion became part of the share capital account as of January 30, 2006 and increased the share capital account on that date to $1.8 billion.

Note 6:   Contingent Liabilities
      In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having ball grid array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intend to defend the lawsuit vigorously. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome. The final resolution of the lawsuit could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
      In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $17.0 million as of September 24, 2006) was made by the South Korean National Tax Service (“NTS”), relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.8 million as of September 24, 2006) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. The MAP has a termination date of July 3, 2007 if not extended by the NTS. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax as of September 24, 2006 is estimated to be 35.5 billion South Korean Won (approximately $37.6 million as of September 24, 2006). As of September 24, 2006, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
Note 7:   Subsequent Event
      On October 16, 2006, the Company repurchased the outstanding $50.0 million aggregate principal amount of the 8.0% convertible subordinated notes due 2011. The Company paid a total amount of $50.5 million (excluding interest) in respect of the convertible subordinated notes. The repurchase was financed with current working capital, including the Company’s cash and cash equivalents. The net loss on the repurchase is estimated to be approximately $0.5 million and will be recorded in the fourth quarter of 2006.

Note 8:   Condensed Consolidating Financial Information
      In connection with the merger with ChipPAC in 2004, the Company assumed the $150.0 million 2.5% Convertible Subordinated Notes due 2008 issued by ChipPAC. In October 2004, in connection with the filing of the prospectus to register the resale of the Convertible Notes issued by ChipPAC, the Company, but not any of it’s direct or indirect subsidiaries, provided a full and unconditional guarantee of the Convertible Notes on a subordinated basis.
      In November 2004, the Company issued $215.0 million of 6.75% Senior Notes due 2011. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries, (1) ChipPAC, (2) STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Taiwan Co., Ltd. (“Guarantor Subsidiaries”) and (3) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and Winstek (“Non-Guarantor Subsidiaries”) did not provide guarantees.
      In July 2005, the Company issued $150.0 million of 7.5% Senior Notes due 2010. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by all of STATS ChipPAC’s wholly owned subsidiaries, except STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services (Shanghai) Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd., Winstek (“Non-Guarantor Subsidiaries”) and STATS ChipPAC Korea Ltd.
      The following is the consolidated financial information segregated between STATS ChipPAC as the parent company and guarantor of the Convertible Notes and issuer of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; ChipPAC as issuer of the Convertible Notes and a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and non-guarantor of the $150.0 million 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 25, 2005
In thousands of U.S. Dollars

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$144,841	$635	$32,291	$9,865	$37,088	$—	$224,720
Short-term marketable securities	—	—	—	—	17,648	—	17,648
Accounts receivable, net	90,825	—	—	130,129	20,036	—	240,990
Amounts due from affiliates	360,343	202,224	8,575	96,148	13,612	(674,092)	6,810
Other receivables	3,936	245	6,047	204	904	—	11,336
Inventories	25,365	—	32,024	4,621	17,473	—	79,483
Short-term restricted cash	—	—	—	—	376	—	376
Prepaid expenses and other current assets	15,096	1,357	3,468	1,216	5,214	—	26,351

Total current assets	640,406	204,461	82,405	242,183	112,351	(674,092)	607,714
Long-term marketable securities	17,803	—	—	—	—	—	17,803
Property, plant and equipment, net	350,960	4,800	261,650	218,202	271,504	(85)	1,107,031
Investment in subsidiaries	738,852	12,186	—	—	—	(751,038)	—
Intangible assets	1,998	2,281	1,615	63,990	2,896	—	72,780
Goodwill	—	—	312,337	102,385	105,694	2,209	522,625
Long-term restricted cash	—	—	745	—	1,487	—	2,232
Prepaid expenses and other non-current assets	28,850	369	28,186	202	5,590	—	63,197

Total assets	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$23,665	$477	$63,150	$11,302	$37,464	$—	$136,058
Payables related to property, plant and equipment purchases	22,404	—	23,980	12,694	20,347	—	79,425
Accrued operating expenses	56,620	10,377	10,317	9,334	10,284	—	96,932
Income taxes payable	—	68	1,555	612	—	—	2,235
Short-term borrowings	—	—	16,891	—	—	—	16,891
Amounts due to affiliates	8,065	1,882	89,351	542,979	31,877	(674,092)	62
Current obligations under capital leases	—	—	7,091	—	—	—	7,091
Current installments of long-term debts	—	—	—	—	18,651	—	18,651

Total current liabilities	110,754	12,804	212,335	576,921	118,623	(674,092)	357,345
Obligations under capital leases, excluding current installments	—	—	3,680	—	—	—	3,680
Long-term debts, excluding current installments	526,463	200,000	2,760	—	46,202	—	775,425
Other non-current liabilities	—	—	50,112	11,763	4,736	—	66,611

Total liabilities	637,217	212,804	268,887	588,684	169,561	(674,092)	1,203,061

Minority interest	—	—	—	—	—	48,669	48,669
Total shareholders’ equity	1,141,652	11,293	418,051	38,278	329,961	(797,583)	1,141,652

Total liabilities and shareholders’ equity	$1,778,869	$224,097	$686,938	$626,962	$499,522	$(1,423,006)	$2,393,382

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Nine Months Ended September 25, 2005
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$310,388	$30,486	$262,822	$464,025	$109,927	$(377,858)	$799,790
Cost of revenues	(265,635)	(309)	(243,253)	(417,460)	(98,575)	336,355	(688,877)

Gross profit	44,753	30,177	19,569	46,565	11,352	(41,503)	110,913

Operating expenses:
Selling, general and administrative	32,713	18,787	6,416	71,659	6,103	(35,637)	100,041
Research and development	7,656	4,325	5,009	6,587	1,070	(5,926)	18,721
Restructuring charges	734	—	—	96	—	—	830

Total operating expenses	41,103	23,112	11,425	78,342	7,173	(41,563)	119,592

Operating income (loss)	3,650	7,065	8,144	(31,777)	4,179	60	(8,679)

Other income (expense), net:
Interest income	17,422	14	133	1,736	103	(15,198)	4,210
Interest expense	(22,623)	(6,290)	(2,380)	(13,702)	(1,291)	15,198	(31,088)
Foreign currency exchange gain (loss)	(511)	(1)	(236)	860	448	—	560
Equity loss from investment in subsidiaries	(39,421)	(229)	—	—	—	39,650	—
Other non-operating income (expense), net	(1,638)	(76)	(7)	152	409	—	(1,160)

Total other income (expense), net	(46,771)	(6,582)	(2,490)	(10,954)	(331)	39,650	(27,478)

Income (loss) before income taxes	(43,121)	483	5,654	(42,731)	3,848	39,710	(36,157)
Income tax benefit (expense)	(72)	(28)	(2,557)	(1,402)	514	—	(3,545)

Income (loss) before minority interest	(43,193)	455	3,097	(44,133)	4,362	39,710	(39,702)
Minority interest	—	—	—	—	—	(3,491)	(3,491)

Net income (loss)	$(43,193)	$455	$3,097	$(44,133)	$4,362	$36,219	$(43,193)

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Nine Months Ended September 25, 2005
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(43,193)	$455	$3,097	$(44,133)	$4,362	$36,219	$(43,193)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	61,200	1,625	30,437	63,602	31,669	(60)	188,473
Amortization of leasing prepayments	19,750	—	—	—	—	—	19,750
Debt issuance cost amortization	1,304	85	—	—	—	—	1,389
(Gain) loss on sale of property, plant and equipment	(31)	—	(9)	(62)	62	—	(40)
Accretion of discount on convertible notes	5,802	—	—	—	—	—	5,802
Loss from repurchase and redemption of convertible notes	1,653	—	—	—	—	—	1,653
Foreign currency exchange (gain) loss	70	—	—	168	(575)	—	(337)
Share-based compensation expense	558	—	—	—	31	—	589
Deferred income taxes	—	—	2,557	1,140	(403)	—	3,294
Minority interest in income of subsidiary	—	—	—	—	—	3,491	3,491
Equity loss from investment in subsidiaries	39,421	229	—	—	—	(39,650)	—
Others	(135)	99	344	139	(152)	—	295
Changes in operating working capital:
Accounts receivable	(13,808)	—	—	(37,054)	(1,742)	—	(52,604)
Amounts due from affiliates	(85,396)	(4,457)	(378)	(9,517)	(1,573)	97,783	(3,538)
Inventories	(2,111)	—	2,110	295	(5,032)	—	(4,738)
Other receivables, prepaid expenses and other assets	6,030	197	(2,230)	227	(186)	—	4,038
Accounts payable, accrued operating expenses and other payables	29,575	1,565	153	5,746	9,557	—	46,596
Amounts due to affiliates	3,593	1,129	22,928	63,955	6,126	(97,783)	(52)

Net cash provided by operating activities	$24,282	$927	$59,009	$44,506	$42,144	$—	$170,868

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$10,765	$—	$10,765
Proceeds from maturity of marketable securities	—	—	—	787	—	—	787
Purchases of marketable securities	—	—	—	—	(26,901)	—	(26,901)
Acquisition of intangible assets	(401)	(540)	(739)	(667)	(261)	—	(2,608)
Cash injection in subsidiary	(25,587)	—	—	—	—	25,587	—
Purchases of property, plant and equipment	(33,687)	(120)	(57,896)	(57,262)	(42,469)	39,431	(152,003)
Others, net	17,893	10	3,267	9,629	10,646	(39,431)	2,014

Net cash used in investing activities	$(41,782)	$(650)	$(55,368)	$(47,513)	$(48,220)	$25,587	$(167,946)

Cash Flows From Financing Activities
Repayment of short-term debts	$(100,464)	$—	$(17,628)	$—	$(5,914)	$—	$(124,006)
Repayment of long-term debts	—	—	—	—	(25,687)	—	(25,687)
Proceeds from issuance of shares, net of expenses	13,519	—	—	21,479	8,224	(29,703)	13,519
Proceeds from issuance of senior notes, net of expenses	146,620	—	—	—	—	—	146,620
Repurchase and redemption of convertible notes	(167,263)	—	—	—	—	—	(167,263)
Proceeds from bank borrowings	100,464	—	21,382	—	30,704	—	152,550
Increase in restricted cash	—	—	(11)	—	(1,479)	—	(1,490)
Capital lease payments	(4,955)	—	(5,058)	—	—	—	(10,013)
Contribution by minority interest in subsidiary	—	—	—	—	—	4,116	4,116

Net cash provided by (used in) financing activities	(12,079)	—	(1,315)	21,479	5,848	(25,587)	(11,654)

Net increase (decrease) in cash and cash equivalents	(29,579)	277	2,326	18,472	(228)	—	(8,732)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(678)	—	(678)
Cash and cash equivalents at beginning of the period	184,824	548	1,976	18,987	21,174	—	227,509

Cash and cash equivalents at end of the period	$155,245	$825	$4,302	$37,459	$20,268	$—	$218,099

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of September 24, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS Current assets:
Cash and cash equivalents	$57,291	$302	$17,868	$52,739	$31,998	$—	$160,198
Short-term marketable securities	2,557	—	—	—	44,080	—	46,637
Accounts receivable, net	88,601	—	—	147,660	17,722	—	253,983
Amounts due from affiliates	458,213	204,123	12,144	91,124	9,846	(769,021)	6,429
Other receivables	3,359	228	5,795	413	939	—	10,734
Inventories	36,490	—	43,165	7,650	21,467	—	108,772
Prepaid expenses and other current assets	10,617	1,302	7,544	2,098	4,594	—	26,155

Total current assets	657,128	205,955	86,516	301,684	130,646	(769,021)	612,908
Long-term marketable securities	15,268	—	—	—	—	—	15,268
Property, plant and equipment, net	339,170	4,388	280,830	246,994	329,829	(26)	1,201,185
Investment in equity investee	10,257	—	—	—	—	—	10,257
Investment in subsidiaries	799,286	14,350	—	78,967	—	(892,603)	—
Intangible assets	3,276	2,133	1,654	32,715	2,500	—	42,278
Goodwill	—	—	312,337	102,385	105,694	2,209	522,625
Long-term restricted cash	—	—	629	—	504	—	1,133
Prepaid expenses and other non-current assets	23,913	287	14,093	326	32,390	—	71,009

Total assets	$1,848,298	$227,113	$696,059	$763,071	$601,563	$(1,659,441)	$2,476,663

LIABILITIES AND SHAREHOLDERS’ EQUITY Current liabilities:
Accounts and other payables	$32,469	$647	$60,268	$15,359	$48,707	$—	$157,450
Payables related to property, plant and equipment purchases	11,253	—	5,578	9,726	5,705	—	32,262
Accrued operating expenses	48,416	10,655	15,824	9,796	23,274	—	107,965
Income taxes payable	—	45	1,555	2,120	1,374	—	5,094
Short-term borrowings	—	—	6,654	—	—	—	6,654
Amounts due to affiliates	11,191	1,542	77,752	644,767	33,807	(769,021)	38
Current obligations under capital leases	—	—	5,483	—	—	—	5,483
Current installments of long-term debts	36,489	—	3,920	—	25,404	—	65,813

Total current liabilities	139,818	12,889	177,034	681,768	138,271	(769,021)	380,759
Long-term debts, excluding current installments	494,906	200,000	10,840	—	46,143	—	751,889
Other non-current liabilities	—	—	54,638	12,446	8,020	—	75,104

Total liabilities	634,724	212,889	242,512	694,214	192,434	(769,021)	1,207,752
Minority interest	—	—	—	—	—	55,337	55,337

Total shareholders’ equity	1,213,574	14,224	453,547	68,857	409,129	(945,757)	1,213,574

Total liabilities and shareholders’ equity	$1,848,298	$227,113	$696,059	$763,071	$601,563	$(1,659,441)	$2,476,663

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Nine Months Ended September 24, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$387,609	$29,574	$423,758	$777,053	$205,574	$(622,617)	$1,200,951
Cost of revenues	(312,103)	(75)	(358,535)	(692,148)	(170,669)	574,902	(958,628)

Gross profit	75,506	29,499	65,223	84,905	34,905	(47,715)	242,323

Operating expenses:
Selling, general and administrative	40,879	20,014	9,111	70,314	9,658	(39,644)	110,332
Research and development	7,664	4,125	7,717	10,233	952	(8,177)	22,514
Restructuring charges	1,938	—	—	—	—	—	1,938

Total operating expenses	50,481	24,139	16,828	80,547	10,610	(47,821)	134,784

Operating income	25,025	5,360	48,395	4,358	24,295	106	107,539

Other income (expense), net:
Interest income	2,704	20	273	1,768	542	(1,524)	3,783
Interest expense	(26,256)	(5,877)	(2,597)	—	(1,483)	1,524	(34,689)
Foreign currency exchange gain (loss)	(208)	(1)	(2,124)	2,013	(737)	—	(1,057)
Equity income from investment in equity investee	128	—	—	—	—	—	128
Equity income from investment in subsidiaries	45,197	2,164	—	5,274	—	(52,635)	—
Dividend income from subsidiary	2,903	—	—	—	—	(2,903)	—
Other non-operating income (expense), net	338	(84)	2	180	586	—	1,022

Total other income (expense), net	24,806	(3,778)	(4,446)	9,235	(1,092)	(55,538)	(30,813)

Income before income taxes	49,831	1,582	43,949	13,593	23,203	(55,432)	76,726
Income tax expense	(1,298)	(40)	(12,794)	(3,311)	(2,823)	—	(20,266)

Income before minority interest	48,533	1,542	31,155	10,282	20,380	(55,432)	56,460
Minority interest	—	—	—	—	—	(7,927)	(7,927)

Net income	$48,533	$1,542	$31,155	$10,282	$20,380	$(63,359)	$48,533

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Nine Months Ended September 24, 2006
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income	$48,533	$1,542	$31,155	$10,282	$20,380	$(63,359)	$48,533
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	63,614	1,265	38,814	62,094	36,741	(60)	202,468
Amortization of leasing prepayments	7,021	—	—	—	—	—	7,021
Debt issuance cost amortization	1,603	80	—	—	—	—	1,683
(Gain) loss on sale of property, plant and equipment	639	—	1	(26)	509	—	1,123
Accretion of discount on convertible notes	4,934	—	—	—	—	—	4,934
Foreign currency exchange (gain) loss	(130)	—	—	—	518	(46)	342
Share-based compensation expense	3,233	1,391	4,014	1,172	852	—	10,662
Deferred income taxes	1,298	—	12,794	683	1,379	—	16,154
Minority interest in income of subsidiary	—	—	—	—	—	7,927	7,927
Equity income from investment in subsidiaries	(45,197)	(2,164)	—	(5,274)	—	52,635	—
Equity income from investment in equity investee	(128)	—	—	—	—	—	(128)
Others	(8)	(21)	—	1,601	1,593	—	3,165
Changes in operating working capital:
Accounts receivable	2,224	—	—	(17,531)	2,314	—	(12,993)
Amounts due from affiliates	(97,871)	(1,899)	(3,569)	5,024	3,767	94,929	381
Inventories	(11,125)	—	(11,141)	(3,029)	(3,994)	—	(29,289)
Other receivables, prepaid expenses and other assets	321	68	(2,197)	(1,161)	1,810	—	(1,159)
Accounts payable, accrued operating expenses and other payables	599	449	6,895	4,522	24,796	—	37,261
Amounts due to affiliates	3,126	(340)	(11,599)	101,788	1,930	(94,929)	(24)

Net cash provided by (used in) operating activities	(17,314)	371	65,167	160,145	92,595	(2,903)	298,061

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$34,417	$—	$34,417
Proceeds from maturity of marketable securities	—	—	—	—	13,774	—	13,774
Purchases of marketable securities	—	—	—	—	(74,810)	—	(74,810)
Cash injection in subsidiary	(7,128)	—	—	(54,500)	—	61,628	—
Investment in equity investee	(10,154)	—	—	—	—	—	(10,154)
Acquisition of intangible assets	(1,425)	(560)	(594)	(1,993)	(257)	—	(4,829)
Purchases of property, plant and equipment	(71,158)	(144)	(81,714)	(65,017)	(141,776)	18,170	(341,639)
Others, net	7,689	—	6,128	4,239	7,433	(18,170)	7,319

Net cash used in investing activities	(82,176)	(704)	(76,180)	(117,271)	(161,219)	61,628	(375,922)

Cash Flows From Financing Activities			)		)
Repayment of short-term debts	$—	$—	$(14,861)	$—	$(19,401)	$—	$(34,262)
Repayment of long-term debts	—	—	—	—	(16,056)	—	(16,056)
Proceeds from issuance of shares, net of expenses	11,940	—	—	—	61,628	(61,628)	11,940
Proceeds from bank borrowings	—	—	16,623	—	41,454	—	58,077
Decrease in restricted cash	—	—	116	—	1,359	—	1,475
Capital lease payments	—	—	(5,288)	—	—	—	(5,288)
Distribution to minority interest in subsidiary	—	—	—	—	(5,445)	2,903	(2,542)

Net cash provided by (used in) financing activities	11,940	—	(3,410)	—	63,539	(58,725)	13,344

Net increase (decrease) in cash and cash equivalents	(87,550)	(333)	(14,423)	42,874	(5,085)	—	(64,517)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(5)	—	(5)
Cash and cash equivalents at beginning of the period	144,841	635	32,291	9,865	37,088	—	224,720

Cash and cash equivalents at end of the period	$57,291	$302	$17,868	$52,739	$31,998	$—	$160,198

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion of our business, financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ from those anticipated in these forward looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the SEC on February 28, 2006. Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the end of each calendar quarter or calendar year, as the case may be. Our third quarter of 2006 ended on September 24, 2006, while our third quarter of 2005 ended on September 25, 2005. References to “U.S. GAAP” are to generally accepted accounting principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America. The noon buying rate in The City of New York on September 24, 2006 was 943.70 South Korean Won per $1.00 for cable transfers in South Korean Won, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain South Korean Won amounts have been translated into U.S. Dollar amounts, based on this exchange rate.
Overview
      STATS ChipPAC is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:
•	Packaging services: providing leaded, power and array packages to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution (“RDL”), integrated passive device (“IPD”) and wafer bumping services for flip-chip and wafer level chip-scale packages. As part of customer support on packaging services, we also offer package design, electrical, mechanical and thermal simulation, measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing, on a diverse selection of test platforms, covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
      We have a leadership position in providing advanced packages, such as stacked die, System-in-Package (“SiP”) and flip-chip, as well as Ball Grid Array (“BGA”) packages and wafer level chip scale packages. We are a leader in high-volume assembly, test and distribution of discrete and analog power packages.
      We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications applications. We have strong expertise in testing a wide range of high-performance digital devices.
      We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their needs. Our merger with ChipPAC, which significantly broadened our capabilities in both packaging and test services, enabled us to take advantage of the customer bases of the formerly separate businesses in order to promote and sell the products and services to an enlarged customer base of the combined company.
      We are headquartered in Singapore and our manufacturing facilities are strategically located in Singapore, South Korea, China, Malaysia and Taiwan. We also have test pre-production facilities in the United States. We market our services through our direct sales force located across the globe in the United States, Singapore, South Korea, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.

Results of Operations
Three and nine months ended September 24, 2006 compared to three and nine months ended September 25, 2005
      Net Revenues We derive revenues primarily from test and packaging of array and leaded packages. Net revenues were $397.1 million and $1,201.0 million in the three and nine months ended September 24, 2006, respectively, an increase of 31.8% and 50.2% compared to $301.3 million and $799.8 million in the three and nine months ended September 25, 2005, respectively. The increase was primarily due to a return to growth in the semiconductor industry coupled with a trend towards increased outsourcing of test and packaging during the three and nine months ended September 24, 2006.
      Our packaging revenue in the three and nine months ended September 24, 2006 increased 33.9% and 53.4% to $292.5 million and $882.8 million, respectively, compared to the same periods in 2005. Unit volumes of our total packaging in the three and nine months ended September 24, 2006 were 28.2% and 51.8% higher compared to the same periods in 2005 and contributed to an increase of $63.1 million and $301.8 million in revenue, respectively. The average selling prices for our services have generally decreased over product life cycles. Our ability to maintain or increase our average selling price will continue to be dependent upon our ability to selectively increase pricing and shift to higher margin packaging and test services. Average selling prices per pin for packaging services in the three and nine months ended September 24, 2006 increased 4.4% and 0.9%, respectively, compared to the three and nine months ended September 25, 2005, primarily due to changes in product mix, and contributed to an increase of $9.5 million and $5.0 million in revenue, respectively. Revenue from test and other services in the three and nine months ended September 24, 2006 increased 26.2% and 42.0% to $104.6 million and $318.2 million, respectively, compared to the three and nine months ended September 25, 2005.
      In the three and nine months ended September 24, 2006, revenue contribution from the communications market increased 0.4% and 1.7% over the three and nine months ended September 25, 2005, respectively, and represented 56.9% and 56.6% of our revenues in the three and nine months ended September 24, 2006, respectively, compared to 56.5% and 54.9% of our revenues in the three and nine months ended September 25, 2005, respectively. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue contribution from consumer, multi-applications and other markets in the three and nine months ended September 24, 2006 decreased 0.1% and increased 1.0% compared to the same periods in 2005, respectively, and represented 25.1% and 24.3% of our revenues in the three and nine months ended September 24, 2006, respectively. Revenue contribution from personal computers market in the three and nine months ended September 24, 2006 decreased 0.3% and 2.7% over the same periods in 2005 and represented 18.0% and 19.1% of our revenues in the three and nine months ended September 24, 2006, respectively. We expect to continue to depend on the communications, consumer and multi-applications, and personal computers market for substantially all of our net revenues.
      Gross Profit Gross profit in the three and nine months ended September 24, 2006 was $78.9 million and $242.3 million, respectively, an increase of $28.2 million and $131.4 million compared to $50.7 million and $110.9 million in the same periods in 2005, respectively. Gross profit as a percentage of revenues was 19.9% and 20.2% in the three and nine months ended September 24, 2006, respectively, compared to 16.8% and 13.9% in the same periods in 2005. Gross profit in the three and nine months ended September 24, 2006 include $1.4 million and $4.5 million of share-based compensation expense related to share options and employee share purchase rights under SFAS 123(R) which reduced gross margin by 0.3% and 0.4%, respectively, during the periods. In the three and nine months ended September 24, 2006, gross profit improved primarily as a result of better operating leverage, improved product mix, continued cost control measures and higher overall average selling price, partially offset by higher depreciation from our larger capital asset base and an increase in cost of materials. Overall equipment utilization was approximately 75% in the three months ended September 24, 2006 and September 25, 2005. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors such as higher substrate, gold and oil prices which affected our cost of materials and the adverse effect of the strengthening of the Singapore Dollar, South Korean Won, Chinese Renminbi and Malaysian Ringgit against the U.S. Dollar when compared to the same periods in 2005.

      Selling, General and Administrative Selling, general and administrative expenses were $30.7 million and $110.3 million in the three and nine months ended September 24, 2006, respectively, a decrease of 9.8% and an increase of 10.2% compared to $34.0 million and $100.0 million in the three and nine months ended September 25, 2005, respectively. As a percentage of revenues, selling, general and administrative expenses were 7.7% and 9.2% in the three and nine months ended September 24, 2006, respectively, compared to 11.3% and 12.5% in the same periods in 2005. The decrease in selling, general and administrative expenses in the three months ended September 24, 2006 primarily was a result of certain intangible assets related to the merger of former STATS and ChipPAC becoming fully amortized. The increase in selling, general and administrative expenses in the nine months ended September 24, 2006 was primarily due to higher share-based compensation expense, additional headcount and general business support for our overall business growth and higher Sarbanes-Oxley Act compliance related expenses, partially offset by lower amortization expenses. In the three and nine months ended September 25, 2006, share-based compensation expense were $1.6 million and $4.9 million, respectively, under SFAS 123(R) compared to $0.1 million and $0.6 million under APB 25 in the same periods in 2005.
      Research and Development Research and development expenses were $7.6 million and $22.5 million in the three and nine months ended September 24, 2006, respectively, compared to $6.2 million and $18.7 million in the same periods in 2005, an increase of $1.4 million and $3.8 million, respectively. As a percentage of revenues, research and development expenses were 1.9% in each of the three and nine months ended September 24, 2006 compared to 2.1% and 2.3% in the three and nine months ended September 25, 2005. Research and development expenses increased primarily due to an increase in headcount and the inclusion of share-based compensation expense of $0.4 million and $1.2 million under SFAS 123(R) in the three and nine months ended September 24, 2006.
      Restructuring Charges In the three months ended September 24, 2006 and March 27, 2005, certain restructuring plans were executed to realign our organization and reduce operating costs to better align our expenses with revenues. During the three months ended September 24, 2006 and March 27, 2005, we had a total reduction in workforce of 556 and 88 employees, respectively, related to the restructuring. Severance and related charges of $1.9 million and $0.8 million, respectively, were expensed in the three months ended September 24, 2006 and March 27, 2005.
      Net Interest Income (Expense) Net interest expense was $10.8 million and $30.9 million in the three and nine months ended September 24, 2006, respectively, compared to $9.1 million and $26.9 million in the same periods in 2005. Interest income was $1.0 million and $3.8 million in the three and nine months ended September 24, 2006, respectively, compared to $1.8 million and $4.2 million in the three and nine months ended September 25, 2005, respectively. The decrease in interest income in the three and nine months ended September 24, 2006 was primarily due to a decrease in cash equivalents and marketable securities held by us compared to the same period in 2005.
      Interest expense was $11.8 million and $34.7 million in the three and nine months ended September 24, 2006, respectively, compared to $11.0 million and $31.1 million in the three and nine months ended September 25, 2005, respectively. The increase in interest expense was primarily due to interest on additional debts resulting from the issuance of the $150.0 million 7.5% senior notes due 2010 in July 2005, an increase in foreign loans of $14.8 million in South Korea and $14.6 million in Taiwan. The increase was partially offset by the reduction in interest expense as a result of our redemption and repurchase of $168.5 million (out of $200.0 million) aggregate principal amount of our 1.75% convertible notes due 2007 and repayment of short-term and long-term debts in South Korea and long-term debts in Taiwan. Total outstanding interest-bearing debt was $829.8 million and $817.9 million as of September 24, 2006 and September 25, 2005, respectively.
      Foreign Currency Exchange Gain (Loss) Net foreign currency exchange gain or (loss) was $(0.6) million and $(1.1) million in the three and nine months ended September 24, 2006, respectively, compared to $0.9 million and $0.6 million in the same periods in 2005. These non-cash losses were due primarily to the fluctuations between the exchange rate of the U.S. Dollar and the Singapore Dollar, the South Korean Won and the Chinese Renminbi.
      Other Non-Operating Income (Expense), Net Net other non-operating income was $0.5 million and $1.0 million in the three and nine months ended September 24, 2006, respectively, compared to net other non-operating income or (expense) of $0.2 million and $(1.2) million in the three and nine months ended September 25, 2005, respectively. The fluctuation resulted from the write-off of capitalized debt issuance cost of $1.7 million from the repurchase and redemption of our 1.75% convertible notes due 2007 during the three months ended March 27, 2005.

      Income Tax Expense We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have a mix of tax rates across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States of America. Our consolidated income tax expense were $7.1 million and $20.3 million in the three and nine months ended September 24, 2006, respectively, compared to $1.2 million and $3.5 million in the three and nine months ended September 25, 2005, respectively.
Liquidity and Capital Resources
      Our principal source of liquidity consists of cash, cash equivalents and marketable securities, which amounted to $222.1 million as of September 24, 2006, and cashflows from operations. We also have available lines of credit and banking facilities consisting of loans, letter of credits and bank guarantees, including those available to our consolidated subsidiaries, which amounted to $453.3 million, of which $119.3 million was utilized as of September 24, 2006. In August 2006, we established a syndicated 3-year revolving line of credit of $125.0 million. The line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. Also in August 2006, Winstek secured a floating rate New Taiwan dollar term loan facility of NT$3.6 billion ($109.4 million) with a syndicate of lenders, with Taishin bank as the agent bank. We expect to use these facilities to fund working capital requirements and for general corporate purposes.
      Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity and to replace packaging and testing equipment from time to time. We expect this to be about $350.0 million in 2006 as our capital expenditure spending continues to be targeted at demand that we see from our customers and on long term strategic investments. We invested $294.5 million on capital expenditures in the nine months ended September 24, 2006, compared to $172.0 million in the nine months ended September 25, 2005. We experienced an increase in capital expenditure in the nine months ended September 24, 2006 as we are expanding our assets across the various geographic operating locations based on the expected business growth and certain long term strategic investments.
      At the annual general meeting in April 2006, the Company’s shareholders approved the repurchase of up to approximately 50 million ordinary shares (2.5% of the issued ordinary share capital as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date which the approval is revoked or varied. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance our repurchase of our ordinary shares.
      We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as capital lease and debt service repayment obligations through to September 30, 2007, including our obligation to repay the remaining $31.5 million aggregate principal amount of our 1.75% convertible notes upon maturity in March 2007. If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
Total Borrowings
      As of September 24, 2006, our total debt outstanding consisted of $829.8 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $31.5 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008, and other long-and short-term borrowings.
      On January 14, 2005, we repurchased an additional $26.1 million aggregate principal amount of the 1.75% convertible notes due 2007 with our existing cash on hand. On March 18, 2005, we redeemed $125.9 million aggregate principal amount of our 1.75% convertible notes due 2007 pursuant to demands for redemption from note holders in accordance with the indenture governing our 1.75% convertible notes due

2007. We paid a total amount of $138.6 million (excluding interest) in respect of the redeemed convertible notes. We financed the redemption from cash and short-term borrowings.
      On March 17, 2005, we drew down a total of $99.0 million under our lines of credit with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. to pay part of the purchase price for the redemption of the 1.75% convertible notes due 2007 described above. On July 20, 2005, we repaid the Oversea-Chinese Banking Corporation Limited and Bank of America N.A. facilities with proceeds from the offering of the 7.5% senior notes due 2010 described below.
      On April 18, 2005, our registration statement for our exchange offer relating to our 6.75% senior notes due 2011 was declared effective by the U.S. Securities and Exchange Commission (“SEC”). Pursuant to the exchange offer, we accepted tenders to exchange $213.9 million aggregate principal amount of our 6.75% senior notes due 2011 that were registered for a like principal amount of our then outstanding unregistered 6.75% senior notes due 2011.
      On July 19, 2005, we offered $150.0 million of 7.5% senior notes due 2010 in a private placement. We received approximately $146.6 million after deducting debt issuance costs. A portion of the net proceeds were used to repay the $99.0 million outstanding with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. We used the remaining proceeds for general corporate purposes. In September 2005, the Company filed an exchange offer registration statement with the SEC. Pursuant to the exchange offer, we accepted tenders to exchange all $150.0 million aggregate principal amount of our 7.5% senior notes due 2010 that were registered for a like principal amount of our then outstanding unregistered 7.5% senior notes due 2010.
      On October 16, 2006, we repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011. We paid a total amount of $50.5 million (excluding interest) in respect of the subordinated convertible notes. The repurchase was financed with our current working capital, including our cash and cash equivalents.
Special Tax Status
      We were previously granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services.” In December 2003, an application was submitted to the Singapore Economic Development Board (“EDB”) to revoke our pioneer status granted from January 1, 1996 to December 31, 2003. Our pioneer trade was in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on our plant and machinery and trade losses in certain years. As a result, we had not enjoyed any tax exemption in respect of our income arising from the pioneer activities. On the other hand, we have paid taxes in respect of our interest and rental income, as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application to revoke retroactively our pioneer status was approved by the EDB. Accordingly, we recorded $5.0 million of tax recoverable in December 2004 related to the expected refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years, of which $4.6 million has been refunded in April 2005. We are in the process of working with the EDB for a new tax incentive for our Singapore operations.
Off-Balance Sheet Arrangements
      Other than the guarantee provided on our 2.5% convertible subordinated notes due 2008, 6.75% senior notes due 2011, 7.5% senior notes due 2010, and the tax guarantee to the South Korean Tax Authorities as discussed below, we have no performance guarantees. We also have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, purchase obligations and contingent payments to Cirrus Logic, Inc., assumed in the merger with ChipPAC, with respect to the purchase of test assets. Our total off-balance sheet obligations are approximately $309.9 million as of September 24, 2006.

Contractual Obligations
      Our total commitments on our loans, capital lease, operating leases, other obligations and agreements as of September 24, 2006, were as follows (in thousands):

	Payments Due
	Within 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
On balance sheet commitments:
1.75% convertible notes due 2007 (1)	$36,489	—	—	—	$36,489
Zero coupon convertible notes due 2008 (1)(2)	—	129,906	—	—	129,906
2.5% convertible subordinated notes due 2008	—	150,000	—	—	150,000
8.0% convertible subordinated notes due 2011 (3)	—	—	50,000	—	50,000
6.75% senior notes due 2011	—	—	—	215,000	215,000
7.5% senior notes due 2010	—	—	150,000	—	150,000
Capital lease obligations	5,483	—	—	—	5,483
Long-term loans	29,324	55,195	1,192	596	86,307
Short-term loans	6,654	—	—	—	6,654
Other non-current liabilities (4)	—	—	—	—	—

Total on balance sheet commitments	$77,950	$335,101	$201,192	$215,596	$829,839

Off balance sheet commitments:
Operating leases	$27,078	47,946	19,360	54,206	148,590
Royalty/ licensing agreements	7,191	14,352	13,878	—	35,421
Contingent payments to Cirrus	1,000	—	—	—	1,000
Purchase obligations:
- Capital commitments	35,169	—	—	—	35,169
- Inventory purchase commitments	89,714	—	—	—	89,714

Total off balance sheet commitments	$160,152	$62,298	$33,238	$54,206	$309,894

Total commitments	$238,102	$397,399	$234,430	$269,802	$1,139,733

(1)	On maturity of the 1.75% convertible notes due 2007 and zero coupon convertible notes due 2008, we are required to pay the note holders 117.665% and 123.4% of the principal amounts, respectively.

(2)	Holders of our zero coupon convertible notes due 2008 have the right to require us to repurchase all or a portion of their convertible notes on November 7, 2007.

(3)	We repurchased the outstanding $50.0 million aggregate principal amount of our 8.0% convertible subordinated notes due 2011 on October 16, 2006 with our current working capital, including our cash and cash equivalents.

(4)	Our other non-current liabilities as of September 24, 2006 were $75.1 million, including $24.5 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments.
Contingencies
      In February 2006, the Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California. The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement between Tessera and ChipPAC, which agreement has been assigned by ChipPAC to the Company. The Company believes that it has a meritorious defense to the claims and intend to defend the lawsuit vigorously. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome. The final resolution of the lawsuit could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
      In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $17.0 million as of September 24, 2006) was made by the South Korean National Tax Service (“NTS”), relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.8 million as of September 24, 2006) was made on January 9, 2004, for the interest from

October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. The MAP has a termination date of July 3, 2007 if not extended by the NTS. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax as of September 24, 2006 is estimated to be 35.5 billion South Korean Won (approximately $37.6 million as of September 24, 2006). As of September 24, 2006, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC. The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
Cash Flows From Operating Activities
      In the nine months ended September 24, 2006, cash provided by operations was $298.1 million compared to $170.9 million in the nine months ended September 25, 2005. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, share-based compensation expense, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, deferred income taxes, foreign currency exchange loss or gain, minority interest, share of equity income and by changes in assets and liabilities. In the nine months ended September 24, 2006, non-cash related items included $211.2 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $10.7 million related to share-based compensation expense, $4.9 million from the accretion of discount, $16.2 million from the deferred taxes, $7.9 million from the minority interest in income of our subsidiary and $0.1 million from investment in equity investee. In the nine months ended September 25, 2005, non-cash related items included $209.6 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $0.6 million related to share-based compensation expense, $5.8 million from the accretion of discount, $1.7 million from loss on repurchase and redemption of the 1.75% notes, $3.3 million from the deferred taxes and $3.5 million from the minority interest in income of our subsidiary. Working capital uses of cash included increases in accounts receivable, inventories and other receivables, prepaid expenses and other assets and amount due to affiliates. Working capital source of cash included decreases in amount due from affiliates and increases in accounts payable, accrued operating expenses and other payables.
Cash Flows From Investing Activities
      In the nine months ended September 24, 2006, cash used in investing activities was $375.9 million compared to $167.9 million in the nine months ended September 25, 2005. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $341.6 million in the nine months ended September 24, 2006 and $152.0 million during the same period in 2005. We experienced an increase in capital expenditure in the nine months ended September 24, 2006 as we are expanding our assets across the various geographic operating locations based on the expected business growth and certain long term strategic investments. In the nine months ended September 24, 2006, we acquired a 25% shareholding in Micro Assembly Technologies Limited for $10.2 million. In the nine months ended September 24, 2006 and September 25, 2005, we invested $4.8 million and $2.6 million, respectively, in the acquisition of software, licenses and other intangible assets. In the nine months ended September 24, 2006 and September 25, 2005, we invested in marketable securities which amounted to $74.8 million and $26.9 million, respectively, and received proceeds from the sale and maturity of our marketable securities of $48.2 million and $11.6 million, respectively.
Cash Flows From Financing Activities
      In the nine months ended September 24, 2006, cash provided by financing activities was $13.3 million compared to cash used in financing of $11.7 million in the nine months ended September 25, 2005. In the nine months ended September 24, 2006, $58.1 million was borrowed and $50.3 million was repaid on our borrowings and debts compared to $152.6 million and $149.7 million, respectively, for the same period in 2005. In the nine months ended September 25, 2005, we repurchased $26.1 million and redeemed $125.9 million aggregate principal of our 1.75% convertible notes due 2007 at an aggregate consideration of $167.3 million. During the nine months ended September 25, 2005, $146.6 million, net of expenses, was provided from the issuance of $150.0 million 7.5% senior notes due 2010. In addition, $5.3 million and $10.0 million of capital lease payments were made in the nine months ended September 24, 2006 and September 25, 2005, respectively. In the nine months ended September 24, 2006 and September 25, 2005, we reduced our restricted cash by $1.5 million and increased our restricted cash by $1.5 million, respectively. In the nine months ended September 24,

2006 and September 25, 2005, $11.9 million and $13.5 million, respectively, was provided by the issuance of new ordinary shares of the Company through the employee share option scheme and the employee share purchase plan. The total numbers of ordinary shares issued in the nine months ended September 24, 2006 and September 25, 2005 were 23.5 million and 31.6 million, respectively.